KPMG values Schering AG share at EUR 87.63
Bayer offers compensation of EUR 89.00 per Schering AG share

Berlin, July 26, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that, in connection with the takeover of Schering AG, Berlin, Germany, by the Bayer Group, a domination and profit and loss transfer agreement between Dritte BV GmbH as the controlling company and Schering AG as the dependent company is to be proposed for approval at an extraordinary General Meeting of Schering AG planned for September 2006.

In this regard, the Executive Boards of Schering AG and Bayer AG as well as the management of Dritte BV GmbH have instructed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft with the valuation of Schering AG. KPMG has today informed the Executive Board of Schering AG that, upon completion of their valuation work, the value of Schering AG amounts to EUR 16.723 billion. This is equivalent to a value of EUR 87.63 per share. This value is above the volume-weighted average share price of the past three months and represents an appropriate compensation payment in the view of KPMG. According to KPMG, fair compensation for future omitted dividend amounts to EUR 3.62 per share. KPMG based its valuation on the principles of the Standard S1 of the Institute of Chartered Accountants for the implementation of company valuations (IDW
S1). KPMG has already taken into account the results of Schering AG as per June 30, 2006.

The Executive Board of Bayer AG has nonetheless offered to the Executive Board of Schering AG to agree on a compensation payment of EUR 89.00 per share in the domination and profit and loss transfer agreement. As compensation for future omitted dividend, the guaranteed dividend in the amount of EUR 3.62 as determined by KPMG shall be provided for.

The Executive Board and the Supervisory Board of Schering AG will examine the Bayer offer and the KPMG report and will decide on the domination and profit and loss transfer agreement over the next few days.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations:Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de


Find additional information at: www.schering.de/eng